SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2010

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100033

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement of Annual Results for the Year ended December 31, 2009, dated March 22, 2010.	A-1

1.2	Reconciliation of (1) Profit Attributable to Equity Holders (Excluding Amortization of Upfront Connection Fees) to Profit Attributable to Equity Holders, and (2) Earnings before Interest, Tax, Depreciation and Amortization (“EBITDA”) (Excluding CDMA Network Capacity Lease Fee and Amortization of Upfront Connection Fees) to Net Cash from Operating Activities, dated March 22, 2010.	B-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the MIIT and other relevant government authorities in China; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: March 23, 2010	By:	/s/ WANG XIAOCHU
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

3

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

Announcement of Annual Results for the year ended 31 December 2009

HIGHLIGHTS

IFRS-based

Excluding the amortisation of

the upfront connection fees (The comparative

financial figures for 2008 have excluded the

impact of one-off items including PHS assets

impairment loss and natural disasters)

—	Operating revenues reached RMB209,370 million	—	Operating revenues reached RMB208,219 million, up by 12.9%

—	Profit attributable to equity holders of the Company was RMB14,422 million, earnings per share was RMB0.18	—	EBITDA was RMB82,133 million, down by 4.4%, EBITDA margin was 39.4%

		—	Profit attributable to equity holders of the Company was RMB13,271 million, down by 33.9%, earnings per share was RMB0.16

		—	Free cash flow was RMB31,159 million, down by 15.3%

•	Total number of access lines in service was 189 million, net decrease of 19.79 million, down by 9.5%

•	Total number of wireline broadband subscribers reached 53.46 million, net increase of 9.19 million, up by 20.8%

•	Total number of mobile subscribers was 56.09 million, net increase of 28.18 million, up by 101.0%

CHAIRMAN’S STATEMENT

2009 was a remarkable year in the history of China Telecom. Following our successful acquisition pursuant to the restructuring and attaining the 3G license, we endeavoured to overcome the challenges brought by the global financial crisis and intensified competition. We continued to promote the “Customer-focused Innovative Informatisation Strategy” by aggressively pursuing opportunities and deepening strategic transformation. We leveraged our integrated resources advantages, proactively innovated our development model and persisted in adopting the differentiated development strategy to achieve a good start of full services operation. This has established a solid foundation for the healthy sustainable growth and value enhancement of the Company.

Operating Results

In 2009, the Company progressed its development steadily as planned. The operating revenues were RMB209,370 million. Excluding the amortisation of the upfront connection fees, the operating revenues were RMB208,219 million, an increase of 12.9% from last year. The total mobile revenue amounted to RMB35,620 million and gained momentum quarter over quarter. Wireline broadband access services as well as wireline value-added and integrated information services experienced strong growth and their revenues were RMB47,061 million and RMB27,983 million respectively, representing an increase of 17.1% and 9.3%, respectively from last year. The overall business structure of the Company was optimised. Non-voice services, which satisfied the social informatisation needs, also recorded strong growth. Revenue from non-voice services accounted for 52.7% of the operating revenues excluding the amortisation of the upfront connection fees, constituting a new milestone of our strategic transformation. EBITDA1, 2 was RMB82,133 million and the EBITDA margin was 39.4%. The profit attributable to equity holders of the Company was RMB13,271 million, a decrease of 33.9%3 from last year. Basic earnings per share was RMB0.16. Capital expenditure was RMB38,042 million, a decrease of 21.4% from last year. Free cash flow4 was RMB31,159 million. We believe that the increasing investments in promoting robust scale development of full services operation has achieved remarkable results. As we further progress our full services operation, the Company would turn around its profit trajectory and our corporate value creation capability will be enhanced as well.

Taking into consideration of the return to shareholders, the Company’s cash flow and its capital requirements for future development, the Board of Directors has decided to recommend at the forthcoming Annual General Meeting that a dividend being an equivalent of HK$0.085 per share for the financial year 2009, which is the same as 2008.

[1]	For convenience of investors’ analysis, EBITDA is calculated before CDMA network capacity lease fee.
[2]

Including the amortisation of the upfront connection fees, EBITDA was RMB83,284 million, profit attributable to equity holders of the Company was RMB14,422 million, and basic earnings per share was RMB0.18.

[3]

The comparative figure of profit attributable to equity holders of the Company of the year 2008 was RMB20,066 million, which excluded the upfront connection fees and the impact of one-off items including Personal Handyphone System (PHS) assets impairment loss and natural disasters.

[4]	Free cash flow is calculated from EBITDA (excluding amortisation of the upfront connection fees) minus CDMA network capacity lease fee, capital expenditure and income tax.

Company operations

Adhering to integrated operation to achieve a good start of full services operation

We always insist on the integrated operation in the era of informatisation and it is the key component for us to obtain the differentiated operation advantages. In 2009, we adhered to the integrated packaging development of wireline, mobile and Internet services. Taking full advantage of our existing customer resources, network resources and sales capabilities, we proactively expanded our mobile customer base. Our mobile subscribers increased by 28.18 million to 56.09 million in the year, of which integrated service penetration rate reached 50%. Total mobile revenue drove 16.0% increase in the operating revenues. We further enhanced the full integration of our voice services with broadband, value-added and integrated information application services to satisfy the diverse demand of our customers and increase their stickiness. It effectively drove our customers and revenue growth. Through differentiated operation, we effectively avoided single product price competition and protected the overall industry value. We achieved a good start of full services operation. Wireline broadband services grew significantly with net addition of 9.19 million subscribers in the year, bringing the total number of subscribers to 53.46 million. There was also strong growth in the wireline value-added and integrated information services. Revenues from IT service and applications services, as well as “Best Tone” type of information services, increased by 32.4% and 14.7% respectively from last year. Facing the global financial crisis and the increasing mobile substitution, we proactively built a comprehensive defense system to consolidate our wireline voice services, in particular to actively tackle the declining trend of wireline voice services through integrating with mobile and Internet services. In 2009, wireline voice services revenue was RMB78,432 million and it represented 37.7% of the operating revenues excluding the amortisation of upfront connection fees. The Company’s operating risks were progressively alleviated.

In addition, we were successful in the comprehensive integration of our network maintenance and IT support, which enhanced our response time and maintenance efficiency. The time required for activating services for customers and trouble shooting were both shortened by nearly 40%. We continued to enhance our front-end coordination and support capabilities to establish our differentiated and perceivable service edge.

Optimising branding system to promote brand development

In 2009, we focused on building our “e surfing” brand and increasingly promoted our “3G Internet handset” to further enrich the embedded values of our brands and to satisfy the demands for mobile Internet applications. These efforts have gained much market attention. According to a third-party market survey, the brand awareness of “e surfing” reached 78.8%, the top amongst 3G brands. The Company successfully established a new image as a full services operator. Meanwhile, we continued to reinforce the brand development of “BizNavigator” and “One Home” by adding mobile service to enrich their embedded values. This effectively enlarged our brand customer bases. As of the end of 2009, “BizNavigator” and “One Home” subscribers reached 4.36 million and 36.36 million respectively.

Enhancing core competitiveness through innovation

Comprehensively enhancing the core competence of our networks, products, sales and service are the key roots for our full services operation. In 2009, our parent company rapidly upgraded the mobile network and established the 3G mobile network with the most comprehensive coverage in China. In order to seize the leading positions in mobile products, we established an innovative product development system by setting up a new product development center at our headquarters and 8 other product R&D bases to strengthen the coordination and centralised development of our key products. We also enhanced the synergy of our ICT companies and our marketing channels for the government and enterprise customers to strengthen the service support for key industry-specific application products. We further increased our efforts in the development and promotion of public information products which are based on mobile Internet applications. We launched products like “iMusic”, wireless broadband, “189 mailbox”, “e surfing LIVE” to gain market share through differentiation. We improved our front end customer service system by setting up customer services department to strengthen the management of our customer services and enhance our service capabilities. We continuously improved our customer satisfaction, leveraging our customer relations management system extensively. We further reinforced our financial management by optimising resources allocation, strengthening cost control and adjusting investment structure. Resources were tilted towards services with high growth potential and promising prospects such as broadband, Internet, and value-added services. Investments were focused on supporting the development of high growth regions and mid-to-high-end customers to steadily increase return on investment. We also innovated our human resources management system to recruit high-calibre technology and management talents, motivate the employees, optimise human resources allocation and advance salary and incentive initiatives to promote the corporate strategic transformation.

Promoting cooperation to stimulate industry value chain

We persisted in scale development to boost industry value chain confidence and advocated benefits sharing to stimulate momentum of value chain development to promote cooperation with external partners. We increased the percentage of handsets procured through open channels, leveraged external partners to achieve a breakthrough in handset bottlenecks and continuously launched new handsets including the flagship CDMA handsets and the 3G handsets pricing around RMB1,000. Thus the number of models of CDMA terminals increased at an encouraging speed of about 40 models per month on average. We aggressively promoted the establishment of open channels through partnering with electrical appliance stores and mobile phone specialty stores to attract more mobile customers. The proportion of new mobile customers developed through open channels increased every month and reached nearly 50% at the end of last year. At the same time, we enhanced the cooperation with external partners in information content especially scarce information content providers and core industry integrated application providers. It helped promote the development of a mobile Internet based information services industry value chain by leveraging the strengths of our external partners in the aspects of specialised businesses, core functions and customer segments.

Corporate Governance

We are firmly committed to adopting international best practice to continuously improve our corporate governance. We adhered to the principle of integrity and strengthened the establishment and execution of internal control to effectively manage corporate risks. We continuously enhanced corporate transparency and performed outstandingly in investor relations. Our efforts were widely recognised by the capital market. We have been accredited with a number of awards and appreciation, including “No. 1 Best Managed Company in Asia” by Euromoney, “Best Managed Company in China” and “Best Corporate Governance in China” by FinanceAsia, and “Asia’s Best Companies in Corporate Governance in China” by Corporate Governance Asia.

Corporate Social Responsibility

In 2009, we made our share of contribution by actively participating in the promotion of social informatisation amid the global financial crisis, accelerating the development of the industry value chain. The Company focused on achieving harmony between the corporate development and environmental protection. We aggressively promoted the emission reduction project and lowered the energy-consumption-to-revenue ratio to realise our goal of low carbon emission operation. We closely involved in public welfare work by proactively supporting the economic development of those less developed regions in China, helping the disabled in getting jobs and participating in the disaster relief works. Our continuous efforts were well recognised by the public. In 2009, the Company was awarded the “Valued Model Enterprise of Corporate Social Responsibility” and “Grand Award of Corporate Social Responsibility in China”.

Outlook for Future

In 2009, we overcame various difficulties to realise a good start of full services operation. Looking forward, we are fully confident. The foundation for the recovery of Chinese economy is getting further consolidated. The country’s “Three Networks Convergence” policy is gaining momentum. The demand for mobile Internet services is increasing continuously with 3G service development accelerating. New technologies like Internet of Things and Cloud Computing are getting more mature and gaining wide applications. All these will foster a much broader market for information and communications. However, we are also facing the serious challenges from the intensifying competition in the telecommunications industry.

We will continue to leverage our integrated operation advantage. In addition to our emphasis on the effective measures of integrated packaged services, we will speed up our product and service innovation to rapidly form a new competitive edge in differentiation. We will strive to create a new phase of profitable scale development and realise a new breakthrough in informatisation services. Meanwhile, we will continue to optimise our business structure and gradually enhance revenue contributions from mobile, broadband access and value-added and integrated information services through innovation in informatisation and differentiated development. We will continue the profitable scale development of our mobile services and actively consolidate the comprehensive defense system of wireline voice services to gradually alleviate the Company’s operating risks and achieve harmonious development of our full services.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere appreciation to all our shareholders and customers for their support. I firmly believe our company will continue to create more value for our shareholders and customers, and further contribute to the society in 2010.

Wang Xiaochu
Chairman and Chief Executive Officer
Beijing, China

22 March 2010

GROUP RESULT

China Telecom Corporation Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2009 extracted from the audited consolidated financial statements of the Group as set out in its 2009 Annual Report.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December 2009

(Amounts in millions, except per share data)

	Note	2009 RMB	2008 RMB
			(restated)
Operating revenues	4	209,370	186,529

Operating expenses
Depreciation and amortisation		(52,243)	(53,880)
Network operations and support		(42,903)	(36,096)
Selling, general and administrative		(40,507)	(27,501)
Personnel expenses		(32,857)	(28,946)
Other operating expenses		(17,449)	(10,794)
Impairment loss on property, plant and equipment		(753)	(24,167)

Total operating expenses		(186,712)	(181,384)

Operating profit		22,658	5,145

Net finance costs	5	(4,375)	(5,076)

Investment income		791	5

Share of profits of associates		101	112

Profit before taxation		19,175	186

Income tax	6	(4,549)	793

Profit for the year		14,626	979

	Note	2009 RMB	2008 RMB
			(restated)
Other comprehensive income/(loss) for the year
Change in fair value of available-for-sale equity securities		538	(92)
Deferred tax on change in fair value of available-for-sale equity securities		(120)	23
Exchange difference on translation of financial statements of subsidiaries outside mainland PRC		(2)	(83)

Other comprehensive income/(loss) for the year, net of tax		416	(152)

Total comprehensive income for the year		15,042	827

Profit attributable to
Equity holders of the Company		14,422	884
Minority interests		204	95

Profit for the year		14,626	979

Total comprehensive income attributable to:
Equity holders of the Company		14,763	732
Minority interests		279	95

Total comprehensive income for the year		15,042	827

Basic earnings per share	7	0.18	0.01

Weighted average number of shares		80,932	80,932

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at 31 December 2009

(Amounts in millions)

	Note	2009 RMB	2008 RMB
ASSETS
Non-current assets
Property, plant and equipment, net		286,328	299,159
Construction in progress		11,567	13,615
Lease prepayments		5,517	5,608
Goodwill		29,922	29,922
Intangible assets		12,311	14,235
Interests in associates		997	882
Investments		722	177
Deferred tax assets	9	12,898	14,628
Other assets		5,322	6,612

Total non-current assets		365,584	384,838

Current assets
Inventories		2,628	2,561
Income tax recoverable		1,714	—
Accounts receivable, net	10	17,438	17,289
Prepayments and other current assets		3,910	7,386
Time deposits with original maturity over three months		442	397
Cash and cash equivalents		34,804	27,866

Total current assets		60,936	55,499

Total assets		426,520	440,337

	Note	2009 RMB	2008 RMB
LIABILITIES AND EQUITY
Current liabilities
Short-term debt		51,650	83,448
Current portion of long-term debt		1,487	565
Accounts payable	11	34,321	34,458
Accrued expenses and other payables		52,193	53,628
Income tax payable		395	164
Current portion of finance lease obligations		18	22
Current portion of deferred revenues		3,417	4,505

Total current liabilities		143,481	176,790

Net current liabilities		(82,545)	(121,291)

Total assets less current liabilities		283,039	263,547

Non-current liabilities
Long-term debt		52,768	39,226
Finance lease obligations		—	18
Deferred revenues		5,045	6,939
Deferred tax liabilities	9	2,613	2,816

Total non-current liabilities		60,426	48,999

Total liabilities		203,907	225,789

Equity
Share capital		80,932	80,932
Reserves		140,800	132,104

Total equity attributable to equity holders of the Company		221,732	213,036
Minority interests		881	1,512

Total equity		222,613	214,548

Total liabilities and equity		426,520	440,337

Notes:

1.	BASIS OF PREPARATION

The Group’s financial statements included in the Annual Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

2.	CHANGES IN ACCOUNTING POLICY, FINANCIAL STATEMENT PRESENTATION AND DISCLOSURES

The IASB has issued a number of new and revised IFRS and Interpretations that are effective or available for early adoption for accounting periods beginning on or after 1 January 2009. The Group has adopted these new and revised IFRS in the preparation of the Group’s financial statements for the year ended 31 December 2009. The Group has not applied any new standard or interpretations that is not yet effective for the current accounting period.

The following sets out further information on the changes in accounting policies, financial statement presentation and disclosures for the annual accounting period beginning on 1 January 2009 which have been reflected in these financial statements.

(i)	IAS 1 (revised 2007), “Presentation of financial statements”

In prior years, the Group’s consolidated financial statements comprised consolidated balance sheet, consolidated income statement, consolidated statement of changes in equity, consolidated statement of cash flows and other explanatory notes. Income and expenses recognised in profit or loss were presented in the consolidated income statement. All changes in equity during the year arising from transactions with equity shareholders in their capacity and other income and expenses that the Group recognised directly in equity in accordance with IFRS were presented in the consolidated statement of changes in equity.

As a result of the adoption of IAS 1 (revised 2007), the Group’s consolidated income statement is replaced by the consolidated statement of comprehensive income. All income and expenses recognised in profit or loss, together with other income and expenses that were previously recognised directly in equity in accordance with IFRS are now presented in the consolidated statement of comprehensive income. Comparative amounts have been restated to conform with the new presentation. This change in presentation has no effect on reported profit or loss, total income and expenses or net assets for any periods presented. In addition, the term “consolidated balance sheet” has been changed to “consolidated statement of financial position” in accordance with IAS 1 (revised 2007).

(ii)	IFRIC 13, “Customer loyalty programmes”

The Group has launched a customer loyalty scheme to its telephony and Internet service subscribers that provides subscribers with bonus point credits. The bonus point credits can be redeemed for free telecommunication services or other gifts.

In prior years, the Group recognised bonus point credits associated with the customer loyalty scheme as a current liability based on the estimated fair value of the bonus point credits granted to subscribers, with a corresponding charge to selling, general and administrative expense. When the subscribers redeemed the awards or when the bonus point credits expired, the liability was reduced accordingly to reflect the change in outstanding obligations.

As a result of the adoption of IFRIC 13 which is effective for accounting period beginning on or after 1 July 2008, the Group accounts for bonus point credits associated with the customer loyalty scheme as a separately identifiable component of the sales transaction in which bonus point credits are granted. The fair value of the consideration received or receivable is allocated between bonus point credits and other components of the sale transaction based on their relative fair values. Consideration allocated to bonus point credits is initially recorded as a current liability which is subsequently recognised as revenue when the bonus point credits are redeemed by subscribers or the bonus point credits expire. The costs of gifts redeemed by subscribers is recognised as other operating expenses.

The following table summarises the retrospective adjustments that have been made in accordance with IFRIC 13 to each of the line items in the consolidated statement of comprehensive income for the year ended 31 December 2008:

Effect of adoption of IFRIC 13 ((decrease)/increase for the year)
RMB millions
Operating revenues	(272)
Selling, general and administrative expenses	(434)
Other operating expenses	162

As a result of the adoption of IFRIC 13, the Group’s operating revenues and selling, general and administrative expenses decreased by RMB92 million and RMB227 million respectively while other operating expenses increased by RMB135 million for the year ended 31 December 2009. The adoption of IFRIC 13 did not have any effect on the Group’s net profit and total comprehensive income for the periods presented.

(iii)	Amendments to IFRS 7, “Financial Instruments: Disclosure”

As a result of the adoption of the amendments to IFRS 7, the Group added the disclosures about the fair value measurement of the financial instruments including categorising these fair value measurements into a three-level fair value hierarchy.

3.	SEGMENTAL REPORTING

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, management has determined that the Group has no operating segments as the Group is only engaged in the integrated telecommunication business. The Group’s assets and operating revenues derived from activities located outside the PRC are less than 1% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such information is immaterial.

4.	OPERATING REVENUES

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

			2009	2008
	Note		RMB millions	RMB millions

Wireline voice	(i	)	78,432	96,258
Mobile voice	(ii	)	20,027	3,955
Internet	(iii	)	51,567	40,727
Value-added services	(iv	)	21,533	16,253
Integrated information application services	(v	)	12,659	10,803
Managed data and leased line	(vi	)	11,499	10,231
Others	(vii	)	12,502	6,280
Upfront connection fees	(viii	)	1,151	2,022

			209,370	186,529

Note:

(i)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections and upfront installation fees charged to customers for the provision of wireline telephony services.

(ii)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.

(iii)	Represent amounts charged to customers for the provision of Internet access services.

(iv)	Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, back ring tone services (Colour Ring Tone), Internet data centre and IP-Virtual Private Network services.

(v)	Represent primarily the aggregate amount of fees charged to customers for system integration and consulting services and Best Tone type of information services, which comprise hotline enquiry and booking services.

(vi)	Represent primarily the aggregate amount of fees charged to customers for the provision of managed data transmission services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s wireline telecommunication networks and equipment.

(vii)	Represent primarily revenue from sale, rental and repairs and maintenance of customer-end terminal equipment.

(viii)	Represent the amortised amount of the upfront fees received for initial activation of wireline services.

5.	NET FINANCE COSTS

Net finance costs comprise:

	2009	2008
	RMB millions	RMB millions

Interest expense incurred	5,051	5,753
Less: Interest expense capitalised*	(327)	(417)

Net interest expense	4,724	5,336
Interest income	(282)	(430)
Foreign exchange losses	108	371
Foreign exchange gains	(175)	(201)
	4,375	5,076

* Interest expense was capitalised in construction in progress at the following rates per annum	2.5%–6.9%	2.7%–7.1%

6.	INCOME TAX

Income tax in the profit or loss comprises:

	2009	2008
	RMB millions	RMB millions

Provision for PRC income tax	3,105	4,792
Provision for income tax in other tax jurisdictions	37	21
Deferred taxation	1,407	(5,606)

	4,549	(793)

A reconciliation of the expected tax with the actual tax expense/(benefit) is as follows:

		2009	2008
	Note	RMB millions	RMB millions

Profit before taxation		19,175	186

Expected income tax expense at statutory tax rate of 25%	(i)	4,794	47
Differential tax rate on PRC subsidiaries’ and branches’ income	(i)	(433)	248
Differential tax rate on other subsidiaries’ income	(ii)	(17)	(19)
Non-deductible expenses	(iii)	1,013	660
Non-taxable income	(iv)	(776)	(1,071)
Tax credit for domestic equipment purchases and other tax benefits		(32)	(658)

Actual income tax expense/(benefit)		4,549	(793)

Note:

(i)	The provision for PRC current income tax is based on a statutory rate of 25% of the assessable income of the Company, its subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries and branches which are taxed at a preferential rates of 15% or 20%.

(ii)	Income tax provisions of the Company’s subsidiaries in the Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 35%.

(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purpose.

(iv)	Amounts represent connection fees received from customers which are not subject to income tax.

7.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended 31 December 2009 and 2008 is based on the profit attributable to equity holders of the Company of RMB14,422 million and RMB884 million respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

8.	DIVIDENDS

Pursuant to a resolution passed at the Directors’ meeting on 22 March 2010, a final dividend of equivalent to HK$0.085 per share totalling approximately RMB6,076 million for the year ended 31 December 2009 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended 31 December 2009.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 26 May 2009, a final dividend of RMB0.074963 (equivalent to HK$0.085) per share totalling approximately RMB6,067 million in respect of the year ended 31 December 2008 was declared and paid on 30 June 2009.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 30 May 2008, a final dividend of RMB0.075747 (equivalent to HK$0.085) per share totalling RMB6,125 million in respect of the year ended 31 December 2007 was declared, of which RMB5,699 million and RMB426 million was paid on 16 June 2008 and 25 February 2009 respectively.

9.	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items set out below:

	Assets		Liabilities		Net balance
	2009	2008	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Current
Provisions and impairment losses, primarily for doubtful debts	931	726	—	—	931	726
Non-current
Property, plant and equipment	5,145	6,738	(1,748)	(1,982)	3,397	4,756
Deferred revenues and installation costs	1,229	1,424	(732)	(821)	497	603
Land use rights	5,593	5,740	—	—	5,593	5,740
Available-for-sale equity securities	—	—	(133)	(13)	(133)	(13)

Deferred tax assets/(liabilities)	12,898	14,628	(2,613)	(2,816)	10,285	11,812

Movements in temporary differences are as follows:

		Balance at 1 January 2008	Acquisition of CDMA business	Recognised in statement of comprehensive income	Balance at 31 December 2008
	Note	RMB millions	RMB millions	RMB millions	RMB millions

Current
Provisions and impairment losses, primarily for doubtful debts		559	23	144	726
Non-current
Property, plant and equipment		(1,003)	—	5,759	4,756
Deferred revenues and installation costs		768	—	(165)	603
Land use rights	(i)	5,872	—	(132)	5,740
Available-for-sale equity securities		(36)	—	23	(13)

Net deferred tax assets		6,160	23	5,629	11,812

		Balance at 1 January 2009	Recognised in statement of comprehensive income	Balance at 31 December 2009
	Note	RMB millions	RMB millions	RMB millions
Current
Provisions and impairment losses, primarily for doubtful debts		726	205	931
Non-current
Property, plant and equipment		4,756	(1,359)	3,397
Deferred revenues and installation costs		603	(106)	497
Land use rights	(i)	5,740	(147)	5,593
Available-for-sale equity securities		(13)	(120)	(133)

Net deferred tax assets		11,812	(1,527)	10,285

Note:

(i)	The land use rights of the Predecessor Operations, the First Acquired Group and the Second Acquired Group were revalued as required by the relevant PRC rules and regulations. The tax bases of the land use rights were adjusted to conform to such revalued amounts. The land use rights were not revalued for financial reporting purposes and accordingly, deferred tax assets were created with corresponding increases in other comprehensive income and accumulated in shareholders’ equity under the caption of other reserves.

10.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

	2009	2008
	RMB millions	RMB millions
Accounts receivable
Third parties	17,767	17,923
China Telecom Group	917	372
Other state-controlled telecommunications operators in the PRC	827	1,112

	19,511	19,407
Less: Allowance for impairment of doubtful debts	(2,073)	(2,118)

	17,438	17,289

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	2009 RMB millions	2008 RMB millions

Current, within 1 month	10,895	11,282
1 to 3 months	2,067	2,170
4 to 12 months	1,514	1,514
More than 12 months	499	495

	14,975	15,461
Less: Allowance for impairment of doubtful debts	(1,920)	(2,009)

	13,055	13,452

Ageing analysis of accounts receivable from telecommunications operators and enterprise customers is as follows:

	2009 RMB millions	2008 RMB millions

Current, within 1 month	1,918	1,397
1 to 3 months	1,071	1,210
4 to 12 months	922	834
More than 12 months	625	505

	4,536	3,946
Less: Allowance for impairment of doubtful debts	(153)	(109)

	4,383	3,837

Ageing analysis of accounts receivable that are not impaired is as follows:

	2009 RMB millions	2008 RMB millions

Not past due	16,021	15,402

Less than 1 month past due	869	1,220
1 to 3 months past due	548	667

	1,417	1,887

	17,438	17,289

Amounts due from the provision of telecommunications services to customers are generally due within 30 days from the date of billing.

11.	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	2009 RMB millions	2008 RMB millions

Third parties	26,402	27,698
China Telecom Group	7,526	6,387
Other state-controlled telecommunications operators in the PRC	393	373

	34,321	34,458

Amounts due to China Telecom Group are repayable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable is as follows:

	2009 RMB millions	2008 RMB millions

Due within 1 month or on demand	11,321	7,530
Due after 1 month but within 3 months	7,472	10,289
Due after 3 months but within 6 months	5,641	6,807
Due after 6 months	9,887	9,832

	34,321	34,458

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Summary

The Group’s operating revenues in 2009 were RMB209,370 million, an increase of 12.2%1 from 2008; operating expenses were RMB186,712 million, an increase of 2.9% from 2008; profit attributable to equity holders of the Company was RMB14,422 million and basic earnings per share was RMB0.18; EBITDA2 was RMB83,284 million and the EBITDA margin was 39.8%.

Excluding the amortisation of upfront connection fees, the operating revenues of the Group in 2009 were RMB208,219 million, an increase of 12.9% from 2008; profit attributable to equity holders of the Company was RMB13,271 million, a decrease of 33.9%3 from 2008, basic earnings per share was RMB0.16; EBITDA was RMB82,133 million and the EBITDA margin was 39.4%.

Operating Revenues

In 2009, the Group actively coped with the global financial crisis as well as increasingly intense market competition, and continued to adhere to the customer branding operation. Through vigorously promoting strategic transformation, the full services operation has a remarkable start. Operating revenues in 2009 were RMB209,370 million, an increase of 12.2% from 2008. Excluding the amortisation of upfront connection fees of RMB1,151 million, operating revenues in 2009 were RMB208,219 million, an increase of 12.9% from 2008. Of this, the total mobile revenue was RMB35,620 million (including mobile voice revenue of RMB20,027 million, revenue of RMB9,976 million from mobile Internet access, value-added and integrated information application services as well as leased line services and other mobile services revenue of RMB5,617 million), maintaining a satisfactory growth momentum. The ratio of wireline non-voice services to total revenue from wireline services, excluding the amortisation of upfront connection fees, has increased over the year to 54.6% in 2009, a rise of 8.6 percentage points from 2008. With the sustainable development of our wireline non-voice services, the Group’s revenue structure has become more optimised and the risk of over-reliance on traditional businesses has been further reduced, enhancing the Group’s capacity in risk management.

[1]

According to the “IFRIC 13 Customer Loyalty Programmes”, operating revenues, selling, general and administrative expenses, as well as other operating expenses for 2008 were adjusted. Please refer to note 2 of the Group’s result presented in this announcement for details.

[2]

EBITDA is calculated from operating revenues minus operating expenses (which excluded depreciation and amortisation and CDMA network capacity lease fee). As the telecommunications business is a capital intensive industry, capital expenditure, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, we believe EBITDA may be helpful in analysing the operating results of a telecommunications service provider such as the Company. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect operating performance, financial capability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent net cash from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.

[3]

Excluding the one-off items of the asset impairment loss of PHS assets of RMB18,366 million (after-tax effect) and the losses related to natural disasters of RMB2,838 million (after-tax effect), profit attributable to equity holders of the Company in 2008 was RMB 20,066 million.

The following table sets forth a breakdown of the operating revenues of the Group for 2008 and 2009, together with their respective rates of change:

	For the year ended 31 December		Rates of Change
	2009	2008
	(RMB in millions, except percentage data)

Wireline voice	78,432	96,258	(18.5)%
Mobile voice	20,027	3,955	406.4%
Internet	51,567	40,727	26.6%
Value-added services	21,533	16,253	32.5%
Integrated information application services	12,659	10,803	17.2%
Managed data and leased line	11,499	10,231	12.4%
Others	12,502	6,280	99.1%
Upfront connection fees	1,151	2,022	(43.1)%

Total operating revenues	209,370	186,529	12.2%

Wireline Voice

In 2009, revenue from wireline voice services was RMB78,432 million, a decrease of 18.5% from RMB96,258 million in 2008, accounting for 37.5% of our operating revenues. The major reason for the continuous decline in the wireline voice revenue was due to the lower demand for telecommunications services under the global financial crisis and the cannibalisation of wireline voice usage with newer forms of communication, such as mobile communications and VOIP.

Mobile Voice

In 2009, revenue from mobile voice services was RMB20,027 million, accounting for 9.6% of our operating revenues. With the launch of full services operation, the mobile services have gained momentum of development and have become one of the main revenue drivers.

Internet

In 2009, revenue from Internet access services was RMB51,567 million, an increase of 26.6% from RMB40,727 million in 2008, accounting for 24.6% of our operating revenues. Through integrated operations, the revenue from our Internet access services has grown rapidly with the continual increase in broadband subscribers. At the end of 2009, the number of wireline broadband subscribers increased by 20.8% to 53.46 million, with a net increase of 9.19 million subscribers from the end of 2008. The ARPU of the wireline broadband subscribers in 2009 was RMB80.3. Revenue from mobile Internet access services was RMB3,760 million.

Value-Added Services

In 2009, revenue from value-added services was RMB21,533 million, an increase of 32.5% from RMB16,253 million in 2008, accounting for 10.3% of our operating revenues. The increase in revenue was mainly attributable to the rapid development of mobile valued-added services and the IDC business of wireline value-added services. Revenue from mobile value-added services was RMB5,602 million.

Integrated Information Application Services

In 2009, revenue from integrated information application services was RMB12,659 million, an increase of 17.2% from RMB10,803 million in 2008, accounting for 6.0% of our operating revenues. The increase in revenue was mainly due to the rapid development of the IT service and applications services, “Best Tone” type of information services and “V-Net” services. Revenue from mobile integrated information application services was RMB607 million.

Managed Data and Leased Line

In 2009, revenue from managed data and leased line services was RMB11,499 million, an increase of 12.4% from RMB10,231 million in 2008, accounting for 5.5% of our operating revenues. The increase in revenue was mainly attributable to the increasing demand from non-operator customers for network resources, leading to increased revenue growth from the leased circuits services and IP-VPN services.

Others

In 2009, revenue from other services was RMB12,502 million, an increase of 99.1% from RMB6,280 million in 2008, accounting for 6.0% of our operating revenues. The growth of revenue was mainly attributable to the sales revenue of mobile terminal equipments. Revenue from other mobile services was RMB5,617 million.

Upfront Connection Fees

Upfront connection fees represent the amortised amount of upfront fees received for the initial activation of wireline services of the Group, amortised over an expected customer relationship period of 10 years. Effective from July 2001, the Group ceased to charge new subscribers upfront connection fees. The amortised amount was RMB1,151 million in 2009, representing a decrease of 43.1% from RMB2,022 million in 2008.

The amortisation of upfront connection fees will end in July 2011. The amortised upfront connection fees for the year 2010 and 2011 will be RMB497 million and RMB98 million respectively.

Operating Expenses

In 2009, the operating expenses of the Group were RMB186,712 million, an increase of 2.9% from 2008. The ratio of operating expenses to operating revenues fell from 97.2% in 2008 to 89.2% in 2009. The Group has stringent cost control measures to continuously optimise the costs structure and increased investment in mobile services and transformation services in order to support the full services operation so as to ensure the sustainable and healthy development.

The following table sets out a breakdown of the operating expenses of the Group in 2008 and 2009 and their respective rates of change:

	For the year ended 31 December		Rates of Change
	2009	2008
	(RMB in millions, except percentage data)

Depreciation and amortisation	52,243	53,880	(3.0)%
Network operations and support expenses	42,903	36,096	18.9%
Selling, general and administrative expenses	40,507	27,501	47.3%
Personnel expenses	32,857	28,946	13.5%
Other operating expenses	17,449	10,794	61.7%

Impairment loss on property, plant and equipment	753	24,167	(96.9)%

Total operating expenses	186,712	181,384	2.9%

Depreciation and Amortisation

In 2009, depreciation and amortisation was RMB52,243 million, a decrease of 3.0% from RMB53,880 million in 2008, accounting for 25.0% of our operating revenues. The decline was due to the impairment loss of PHS assets in 2008 and the reduction of capital expenditure by the Group.

Network Operations and Support Expenses

In 2009, network operations and support expenses were RMB42,903 million, an increase of 18.9% from RMB36,096 million in 2008, accounting for 20.5% of our operating revenues. The increase was mainly attributable to the increase in CDMA network capacity lease fee and an increased investment in transformation services by the Group. The CDMA network capacity lease fee in 2009 amounted to RMB8,383 million.

Selling, General and Administrative Expenses

In 2009, selling, general and administrative expenses amounted to RMB40,507 million, an increase of 47.3% from RMB27,501 million in 2008, accounting for 19.3% of our operating revenues. The growth was mainly attributable to an increased investment in resources to reinforce the rapid scale development of the mobile services.

Personnel Expenses

In 2009, personnel expenses were RMB32,857 million, an increase of 13.5% from RMB28,946 million in 2008, accounting for 15.7% of our operating revenues. The increase in personnel expenses was mainly due to the inclusion of annual personnel expenses of employees from China Unicom Group for the whole year of 2009 (the figures of 2008 represented the expenses for the fourth quarter only) as well as the recruitment of talents with high calibre in mobile communications, IP, IT and information operations areas to meet the requirement to develop full services operation.

Other Operating Expenses

In 2009, other operating expenses were RMB17,449 million, an increase of 61.7% from RMB10,794 million in 2008, accounting for 8.3% of our operating revenues. The increase was largely attributed to the growth in the mobile interconnection expenses and cost of mobile terminal equipments sold. The mobile interconnection expenses amounted to RMB3,467 million in 2009, while the cost of mobile terminal equipments sold were RMB4,980 million.

Impairment loss on Property, Plant and Equipment

In 2009, the impairment loss on property, plant and equipment was RMB753 million, which was mainly due to the decrease in customer demand for Digital Data Network (DDN) service and its technology being gradually substituted by other technologies, resulting in the significant decrease in the revenue generated from these assets. As a result, the Group recognised an impairment loss on these assets. In 2008, the Group had recognised an impairment loss of RMB23,954 million on PHS assets.

Net Finance Costs

In 2009, the Group’s net finance costs were RMB4,375 million, a decline of 13.8% from RMB5,076 million in 2008. Benefited from the reduction of interest rates by the People’s Bank of China at the end of 2008 and our low-cost financing in 2008, net interest expenses fell by RMB612 million. In addition, the Group optimised its financing by reinforcing its centralised capital management, leading to a reduction in finance costs. Net exchange gains were RMB67 million in 2009, while net exchange losses were RMB170 million in 2008. The change in net exchange gain/loss was mainly attributable to the appreciation of the RMB against the Japanese Yen.

Profitability Level

Income Tax

The Group’s statutory income tax rate is 25%. In 2009, the Group’s income tax expenses were RMB4,549 million, with the effective income tax rate of 23.7%. The difference between the effective income tax rate and the statutory income tax rate of the Group was mainly attributable to the exclusion of upfront connection fees from taxable revenue, and the preferential income tax rate of 20% or 15% enjoyed by our branches located in special economic zones and the western regions of China.

Profit Attributable To Equity Holders of the Company

In 2009, profit attributable to equity holders of the Company was RMB14,422 million, an increase of RMB13,538 million from RMB884 million in 2008. Excluding the amortisation of upfront connection fees, the profit attributable to equity holders of the Company was RMB13,271 million, a decrease of 33.9% from RMB20,066 million (excluding the impact of one-off items including PHS assets impairment loss with after-tax effect of RMB18,366 million and natural disasters with after-tax effect of RMB2,838 million) in 2008.

Capital Expenditure and Cash Flows

Capital Expenditure

In 2009, the Group maintained its prudent policy on capital expenditure. Capital expenditure was RMB38,042 million, a decrease of 21.4% from RMB48,410 million in 2008.

Cash Flows

In 2009, net cash inflow for the Group was RMB6,940 million, while the net cash inflow was RMB6,522 million in 2008.

The following table sets out the cash flow position of the Group in 2008 and 2009:

	For the year ended 31 December
	2009	2008
	RMB millions	RMB millions

Net cash flow from operating activities	74,988	76,756
Net cash used in investing activities	(43,255)	(75,819)
Net cash (used in)/from financing activities	(24,793)	5,585

Net increase in cash and cash equivalents	6,940	6,522

In 2009, the net cash inflow from operating activities was RMB74,988 million, a decrease of RMB1,768 million from RMB76,756 million in 2008.

In 2009, the net cash outflow for investing activities was RMB43,255 million, a decrease of RMB32,564 million from RMB75,819 million in 2008, mainly resulting from a reduction in the Group’s capital expenditure in 2009 and the payment of most of the consideration for the acquisition of the CDMA business from China Unicom Group in 2008.

In 2009, the net cash outflow for financing activities was RMB24,793 million while the net cash inflow was RMB5,585 million in 2008. The increase in net cash outflow was mainly due to the Group’s repayment of the remaining balance of the deferred consideration in respect of the acquisition in prior years totalling RMB15,150 million to China Telecommunications Corporation and short-term commercial papers totalling RMB10,000 million.

Working Capital

At the end of 2009, the Group’s working capital (total current assets minus total current liabilities) deficit was RMB82,545 million, a reduction of deficit of RMB38,746 million from RMB121,291 million in 2008. The decrease in deficit was mainly attributable to the issuance of medium-term notes, amounting to RMB30,000 million, net off by the repayment of short-term debt including short-term commercial papers. At the end of 2009, the Group’s cash and cash equivalents amounted to RMB34,804 million, amongst which cash and cash equivalents in RMB accounted for 94.7% (94.2% in 2008).

Assets and Liabilities

In 2009, the Group continued to maintain a solid capital structure. By the end of 2009, the total assets of the Group fell to RMB426,520 million from RMB440,337 million at the end of 2008, while total indebtedness decreased to RMB105,923 million from RMB123,279 million in 2008. The ratio of the Group’s total indebtedness to total assets fell from 28.0% at the end of 2008 to 24.8% at the end of 2009.

Indebtedness

The indebtedness analysis of the Group as of the end of 2008 and 2009 is as follows:

	For the year ended 31 December
	2009	2008
	RMB millions	RMB millions

Short-term debt	51,650	83,448
Long-term debt maturing within one year	1,487	565
Finance lease obligations maturing within one year	18	22
Long-term debt (excluding current portion)	52,768	39,226
Finance lease obligations (excluding current portion)	—	18

Total debt	105,923	123,279

By the end of 2009, the total indebtedness of the Group was RMB105,923 million, a decrease of RMB17,356 million from 2008. The main reason for the decrease was our repayment of the remaining balance of the deferred consideration in respect of the acquisition in prior years to China Telecommunications Corporation. Of the total indebtedness of the Group, the Company’s loans in Renminbi, US Dollars, Japanese Yen and Euro accounted for 96.9% (2008: 97.2%), 0.8% (2008: 0.7%), 1.7% (2008: 1.5%), and 0.6% (2008: 0.6%) respectively. 95.7% (2008: 87.2%) of this indebtedness was loans with fixed interest rates, while the remainder are loans with floating interest rates. As of 31 December 2009, the Group did not pledge any assets as collateral for debt (2008: Nil).

Most of the Group’s revenue receipts from and payments made for its business were denominated in Renminbi, therefore the Group did not have significant risk exposure to foreign exchange fluctuations.

As at 31 December 2009, the Group’s unutilised committed credit facilities was RMB102,555 million (2008: RMB128,231 million).

PURCHASE, SALE OR REDEMPTION OF SHARES

For the year ended 31 December 2009, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed shares.

AUDIT COMMITTEE

The audit committee has reviewed with the management and the Company’s international auditors, KPMG, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters (including the review of the Company’s Annual Report for the year ended 31 December 2009).

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is dedicated to enhance corporate governance. We continuously promote and improve the internal control system of the Company, improve the information disclosure, enhance transparency, continuously develop corporate governance practice and devote to protect the interest of shareholders.

The charter of audit committee of the Company was amended in March 2009 to reflect certain code provisions under the Code on Corporate Governance Practices in Appendix 14 of the Listing Rules which became effective from 1 January 2009. The roles of Chairman and Chief Executive Officer of the Company were performed by the same individual for the year of 2009. In the Company’s opinion, through supervision of the Board and the independent non-executive Directors, and effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and execution, and effectively capture business opportunities. Many international leading corporations also have a similar arrangement.

Save as stated above, the Company has been in compliance with all the code provisions as set out in Appendix 14 “Code on Corporate Governance Practices” of the Listing Rules in the year 2009.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors. Further to the specific enquiries made by the Company to all Directors, they have confirmed their compliance with the Model Code during their term of services in the year from 1 January 2009 to 31 December 2009.

CLOSURE OF SHARE REGISTER

The Company’s share register will be closed from Sunday, 25 April 2010 to Tuesday, 25 May 2010 (inclusive of both days), during which period all transfers of shares in the Company will be suspended. In order to qualify for the proposed dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s registrar, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, before 4:30 p.m. on Friday, 23 April 2010. The final dividends are expected to be paid around 30 June 2010 after obtaining the requisite shareholders’ approval at the Annual General Meeting.

ANNUAL REPORT

The Annual Report for the year ended 31 December 2009 will be dispatched to shareholders and made available on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk) and the website of the Company (www.chinatelecom-h.com) in due course.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As of the date of this announcement, the Board of directors of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Shang Bing as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Yang Xiaowei, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

Exhibit 1.2

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

Reconciliation of (1) Profit Attributable to Equity Holders (Excluding Amortization of Upfront Connection Fees) to Profit Attributable to Equity Holders, and (2) Earnings before Interest, Tax, Depreciation and Amortization (“EBITDA”) (Excluding CDMA Network Capacity Lease Fee and Amortization of Upfront Connection Fees) to Net Cash from Operating Activities, dated March 22, 2010.

On March 22, 2010, China Telecom Corporation Limited (the “Company”) disclosed profit attributable to equity holders (excluding amortization of upfront connection fees) and EBITDA (excluding CDMA network capacity lease fee and amortization of upfront connection fees) in its announcement of annual results for the year ended December 31, 2009 in Hong Kong.

The following table sets forth a reconciliation of profit attributable to equity holders (excluding amortization of upfront connection fees) for the year ended December 31, 2009 to profit attributable to equity holders for the same year, being the most comparable generally accepted accounting principles (“GAAP”) measure under International Financial Reporting Standards (“IFRS”):

2009
RMB million
Profit attributable to equity holders of the Company (excluding amortization of upfront connection fees)	13,271
Adjustment
Amortization of upfront connection fees	1,151

Profit attributable to equity holders of the Company	14,422

The following table sets forth a reconciliation of EBITDA (excluding CDMA network capacity lease fee and amortization of upfront connection fees) for the year ended December 31, 2009 to net cash from operating activities for the same year, being the most comparable GAAP measure under IFRS:

2009
RMB million
EBITDA (excluding CDMA network capacity lease fee and amortization of upfront connection fees)	82,133
Adjustment
CDMA network capacity lease fee	(8,383)
Amortization of upfront connection fees	1,151
Non-cash items included in EBITDA	4,004
Net changes in working capital	8,414
Decrease in deferred revenue	(2,982)
Net interest paid	(4,782)
Income tax paid	(4,625)
Investment income received	58

Net cash from operating activities	74,988

March 22, 2010

B-1